UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85562 / April 9, 2019

Admin. Proc. File No. 3-18551

In the Matter of

FUELNATION, INC., and
3D TOTAL SOLUTIONS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by FuelNation, Inc., or 3D Total Solutions, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to FuelNation, Inc., and 3D Total Solutions, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of FuelNation, Inc., and 3D Total Solutions, Inc., is hereby revoked. The revocation is effective as of April 10, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *FuelNation, Inc., and 3D Total Solutions, Inc.,* Initial Decision Release No. 1311 (Nov. 26, 2018), 2018 WL 6177192. The stock symbols and Central Index Key numbers are: FLNA and 910111 for FuelNation, Inc.; and DTLS and 1595326 for 3D Total Solutions, Inc.

Initial Decision Release No. 1311
Administrative Proceeding
File No. 3-18551

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **FuelNation, Inc.**, and **3D Total Solutions, Inc.**	**Initial Decision of Default** November 26, 2018

Appearances: James M. Carlson and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Before: James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registrations of the registered securities of FuelNation, Inc., and 3D Total Solutions, Inc. The revocation is based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

Introduction

On June 20, 2018, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

A different administrative law judge originally presided over this proceeding. But following the Supreme Court's decision in *Lucia v. SEC*,[1] the matter was reassigned to me to provide Respondents with the opportunity for a new hearing.[2] Respondents were directed to propose how further proceedings should be conducted.[3] But neither did. I therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge.[4]

After independently reviewing evidence submitted by the Division, I determined that Respondents were served with the OIP by June 23, 2018, and I gave them until November 5, 2018, to answer.[5] On November 7, 2018, I noted that Respondents had not filed answers and ordered them to show cause by November 19, 2018, why the registrations of their securities should not be revoked by default due to their failure to file answers or otherwise defend the proceeding.[6] To date, Respondents have not filed answers, submitted proposals, or responded to the show cause order. Respondents also failed to attend the prehearing conference held on November 20, 2018.

Findings of Fact

Respondents are in default for failing to file answers, file proposals for how further proceedings should be conducted, attend the prehearing conference, or otherwise defend the proceeding.[7] Accordingly, as authorized

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[1]   138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2–3 (Aug. 22, 2018).

[2]   *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2–3 (ALJ Sept. 12, 2018).

[3]   *FuelNation, Inc.*, Admin. Proc. Rulings Release No. 6011, 2018 SEC LEXIS 2391 (ALJ Sept. 18, 2018).

[4]   *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[5]   *FuelNation, Inc.*, Admin. Proc. Rulings Release No. 6254, 2018 SEC LEXIS 2973, at *1–2 (ALJ Oct. 25, 2018).

[6]   *FuelNation, Inc.*, Admin. Proc. Rulings Release No. 6307, 2018 SEC LEXIS 3120.

[7]   *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)–(2), .220(f), .221(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

by Rule of Practice 155(a),[8] I find the following allegations in the OIP to be true.

FuelNation, Inc., Central Index Key (CIK) No. 910111 and ticker symbol FLNA, is a Florida corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $758,486 for the prior three months. As of May 30, 2018, the company's stock was traded on the over-the-counter markets.

3D Total Solutions, Inc., CIK No. 1595326 and ticker symbol DTLS, is a void Delaware corporation located in Warren, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2015, which reported a net loss of $398,527 for the prior nine months. As of May 30, 2018, the company's stock was traded on the over-the-counter markets.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Compliance with these reporting requirements is mandatory.[9] Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[10] Respondents failed to file timely periodic reports. As a result,

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[8] 17 C.F.R. § 201.155(a).

[9] *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

[10] *See SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[11]

Respondents' failures to file required periodic reports are serious because they constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions."[12] The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities.[13] Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for several years.[14] Respondents are culpable because they knew or should have known about the reporting requirements. They

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[11]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

[12]   *Id.* at *26.

[13]   *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[14]   *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

further failed to heed delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation.[15] In any event, there is no indication that Respondents' violations were inadvertent or accidental.[16] And there is no evidence that Respondents have made any effort to remedy their past violations or ensure future compliance. Respondents have not answered the OIP, submitted proposals regarding the conduct of this proceeding following its reassignment, attended the prehearing conference, responded to the show cause order, or otherwise participated in this proceeding.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of FuelNation, Inc., and 3D Total Solutions, Inc., is hereby REVOKED.[17]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[18] Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111.[19] If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

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[15] *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

[16] *Id.* at *37 n.60.

[17] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[18] 17 C.F.R. § 201.360.

[19] 17 C.F.R. § 201.111(h).

This initial decision will not become final until the Commission enters an order of finality.[20] The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate.[21] A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

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James E. Grimes
Administrative Law Judge

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[20]   17 C.F.R. § 201.360(d).

[21]   17 C.F.R. § 201.155(b).

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